

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04020876

March 15, 2004

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/15/2004

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Re: General Motors Corporation
Incoming letter dated January 30, 2004

Dear Ms. Larin:

This is in response to your letter dated January 30, 2004 and March 4, 2004 concerning the shareholder proposal submitted to General Motors by Joseph L. Giesey, Jr. We also have received letters on the proponent's behalf dated February 7, 2004 and March 12, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

40730



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2003 from Joseph L. Giesey, Jr. (Exhibit A) from the General Motors Corporation proxy materials for the 2004 Annual Meeting of Stockholders. The proposal would require that the Corporation provide certain information when it solicits stockholder votes.

General Motors intends to omit the proposal under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance against the company or designed to further a personal interest which is not shared by the other stockholders of GM at large. In addition, the proposal may be excluded under Rule 14a-8(i)(7), as related to the company's ordinary business operations.

The nominal proponent of the current proposal, Mr. Giesey, has designated John Chevedden as his representative to receive all communications regarding the proposal, and the style and format of the proposal demonstrate that Mr. Chevedden is the author of the proposal. For many years, Mr. Chevedden has submitted multiple stockholder proposals to General Motors, both in his own name and through representatives who cede to Mr. Chevedden every role as a proponent, including choosing topics, drafting proposals, corresponding with the SEC staff regarding no-action letters, negotiating and deciding on modifications or withdrawals, and presenting the proposal at the annual meeting.

In 2001 and 2003, shortly before the annual meeting of stockholders, GM filed additional proxy material with the SEC that could be used to solicit proxy votes against a proposal submitted by Mr. Chevedden (Exhibits B and C); in 2003, the proxy material also opposed a proposal apparently authored by Mr. Chevedden who acted as the proponent's representative. Mr. Chevedden has repeatedly sought additional information about this material. At the annual meetings in 2001, 2002, and 2003, he made detailed inquiries about any special solicitations in opposition to his proposal (Exhibits D, E, and F). In addition, the supporting statement for the proposal submitted by Mr. Chevedden personally included references in 2002, 2003, and 2004 to

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000 special solicitations (Exhibits G, H, and I), as does the supporting statement for a 2004 proposal nominally submitted by a different stockholder who is, however, represented by Mr. Chevedden (Exhibit J).

Mr. Chevedden has obviously demonstrated a strong personal interest in obtaining additional information about GM's communications with its stockholders regarding recommendations on stockholders proposals for which he has acted as a proponent or a advocate. There is no evidence, however, that the stockholders of General Motors at large share Mr. Chevedden's curiosity about this matter. In each case, GM has provided the information required by the proxy rules, and it appears that Mr. Chevedden is the only stockholder seeking information beyond what the rules requires.

Significantly, Rule 14a-8(i)(4) does not require that the personal grievance or interest be held only by the proponent, and the Staff has permitted companies to exclude proposals under the Rule that are nominally submitted by representatives of the claimant. See, e.g., International Business Machines Corporation (December 19, 2002). In this situation, it is reasonable to conclude that the proposal, while submitted under Mr. Giesey's name, is designed to further a personal interest of Mr. Chevedden.

Moreover, the proposal deals with a matter relating to the ordinary business of the company, communicating with its stockholders in connection with an annual meeting. In FirstEnergy Corporation (February 26, 2001), the Staff took a no-action position under Rule 14a-8(i)(7) with regard to a proposal that any additional proxy solicitation material include the complete text of the stockholder proposal, and that the costs of additional proxy solicitation be reported in the quarterly and annual reports to stockholders, on the grounds that proxy solicitation relates to ordinary business operations. This is consistent with several recent no-action letters holding that communications between a corporation and its stockholders relate to ordinary business. See, e.g., CheckFree Corporation (September 8, 2003); Converse Technology, Inc. (September 8, 2003); PeopleSoft, Inc. (March 14, 2003); Advanced Fibre Communications, Inc. (March 10, 2003). Similarly, General Motors as a matter of routine business operations maintains regular communications with many of its larger institutional investors on a variety of matters including recommendations regarding items to submitted to stockholders at the annual meeting. All of these communications are conducted in compliance with the proxy rules and the rules of the New York Stock Exchange.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2004 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, as described above Mr. Geisey has designated John Chevedden as his representative. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the end of March. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

From: GieseyJL@aol.com
To: <olmsted7p@earthlink.net>
Date: Friday, December 19, 2003 2:01 PM
Subject: Re: To General Motors Headquarters Office via John Chevedden

---

Joseph L. Giesey, Jr. 942 Weninger Circle Cincinnati, Ohio 45203 Mr. G. Richard Wagoner, Jr. Chairman General Motors Corp. (GM) 300 Renaissance Center Detroit, MI 48265 PH: 313-556-5000 FX: 313-667-3166 Dear Mr. Wagoner, This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is subm it ted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at: 2215 Nelson Ave., No.205 Redondo Beach, CA 90278 PH: 310-371-7872 Your consideration and the consideration of the Board of Directors is appreciated. S. cerely, ~ J s~Y. J;. cc: Ann Larin PH: 313-665-4927 FX: 313-665-4978 Friday, December 19,2003 America Online: GieseyJL

3 – Equal Solicitation of Shareholder Votes

RESOLVED: Shareholders request that if GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission, that the company provide the same list with complete contact information to the proponents of the shareholders proposals which the GM solicitation targets. The title of this proposal which was submitted at the beginning of the proposal is "Equal Solicitation of Shareholder Votes." [The previous sentence is not intended to be redundant.]

I believe this propsal will provide for a more fair reading of shareholder support of GM shareholder proposals. Our directors and management have an advantage if they oppose shareholder proposals. They can hire proxy solicitors at shareholder expense. Proxy solicitors are much more capable of determining the key voting decision-makers at the largest GM shareholders than shareholders are.

If the proponents had this same list directors and management would still have an advantage in hiring professionals who are skilled at promoting proxy voting issues. But I believe that the shareholder proponents would then have at least a fighting chance of getting their message to the key voting decision-makers.

Equal Solicitation of Shareholder Votes
Yes on 3

EXHIBIT B

<DOCUMENT>
<TYPE>DEFA14A
<SEQUENCE>1
<FILENAME>sch14aproxyproposal8-052901.txt
<DESCRIPTION>LETTER & ATTACHMENT TO STOCKHOLDERS RE: PROPOSAL 8
<TEXT>

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant: /X/

Filed by a Party other than the Registrant: / /

Check the appropriate box:

/ / Preliminary Proxy Statement
/ / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
/ / Definitive proxy statement
/X/ Definitive Additional Materials
/ / Soliciting Material Pursuant to ss.240.14a-12

General Motors Corporation
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

/X/ No fee required
/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

/ / Fee paid previously with preliminary materials:

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:

The following form of letter will be used by General Motors in the solicitation of proxies from stockholders in connection with GM's 2001 Annual Meeting.

[GM LOGO]
General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4921

[Date]

Dear [Stockholder]:

This letter solicits your support of the position of the Board of Directors of General Motors Corporation which favors a vote AGAINST the adoption of Stockholder Proposal No. 8 at GM's 2001 Annual Meeting. That stockholder proposal requests "a by-law for shareholder vote to be required to adopt or maintain a poison pill." (Attachment A is the text of Stockholder Proposal No. 8 and the position of GM's Board of Directors opposing its adoption as they appear in GM's 2001 Proxy Statement)

We recognize that many institutional stockholders regularly vote in support of such proposals. Nevertheless, GM strongly believes that the reasons set forth in its Proxy Statement (copy attached) and the additional reasons set forth in this letter warrant your vote AGAINST Stockholder Proposal No. 8.

Reasons to Vote AGAINST Stockholder Proposal No. 8:

1. GM's Board consists of a majority of independent directors and the Corporation's By-Laws require that such a majority be maintained at all times in accordance with published guidelines concerning the definition of "independent director." Directors are all elected annually - GM does not have a staggered board. The Corporation's commitment to independent directors who are all elected annually demonstrates that entrenchment is not something to be feared by stockholders.

2. GM's Board has demonstrated its commitment to sound corporate governance principles through the adoption of governance guidelines widely respected among institutional investors and in corporate governance circles.

3. GM's Board has demonstrated that entrenchment is not an objective of its policies and practices and that its actions have been consistently in favor of returning value to stockholders, -- witness the more than $35 billion which GM's Board has returned to stockholders in the last five years in the form of dividends, spin-offs, exchange offers and stock repurchases.

4. Management of GM would not recommend that the Board of Directors adopt a Stockholder Rights Plan unless that plan included a TIDE's provision.

A TIDE's provision establishes a committee of independent directors of the board who reviews the stockholder rights plan every three years and, if a majority of the members of that committee deems it appropriate, recommend that the full board modify or terminate the plan. Deliberations of such a committee would require a tri-annual engagement of investment bankers and lawyers to evaluate the company's performance, markets and developments in corporate law relating to stockholder rights plans in order to provide a report and recommendations to the committee for its consideration. Action to modify or terminate the plan would require the vote of a majority of the full board of directors unless the terms of the plan require greater than a majority of the directors to take such action.

GM does not currently have a stockholder rights plan. We believe that periodic review by independent directors is preferable to requiring that stockholders approve any new rights plan or any continuation or extension of any rights plan if one were to be adopted by General Motors.

A TIDE's provision featured in any General Motors Stockholder Rights Plan would be similar to those employed by J.C. Penney and Applied Materials in their Rights Plan. As you may know, a majority of the stockholders of both of these companies voted to oppose stockholder proposals for the adoption of anti-pill by-laws. Moreover, as a general principle, GM management would not recommend a rights plan which contains provisions generally considered stockholder "unfriendly" -- such as a dead hand provision, a low trigger or an extraordinarily long life.

The General Motors Board has established a strong record of independence, commitment to stockholder value and progressive corporate governance. We believe this record and the assurance herein that if a Stockholder Rights Plan is adopted by GM it will contain a TIDE's provision and not have the type of "stockholder unfriendly" provision referred to above, warrants your support of the Board's opposition to Stockholder Proposal No. 8.

Very truly yours,

Warren G. Andersen

Attachment

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Attachment A

Item No. 8

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, owner of 50 shares of Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

"RESOLVED:
"SHAREHOLDER VOTE ON POISON PILLS
ADOPT PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
"General Motors Corporation shareholders request a bylaw for shareholder vote to be required to adopt or maintain a poison pill.

"Currently the General Motors board can adopt a poison pill at any time without a shareholder vote.

"Why require a shareholder vote to adopt or maintain a poison pill?

- "Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks
- "Shareholder right to vote on poison pill proposals won an overall 57% APPROVAL from shareholders at 24 major companies in 2000.
  Investor Responsibility Research Center
- "According to the Investor Responsibility Research Center this proposal topic by this same proponent, John Chevveden, Redondo Beach, Calif. won more than 60% shareholder approval at the Delphi Automotive Systems May 2000 annual meeting.
- "The Council of Institutional Investors (www.cii.org) recommends: Shareholder approval of all poison pills, General Motors is 41%-owned by institutional investors. These institutional investors have a fiduciary duty to cast their vote giving priority to their client's best interest ahead of GM management recommendations.

"Negative Effects of Poison Pills on stock value
"A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

"Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

"A study by Professor John Pound of Harvard's Corporate Research Project found higher corporate performance when there was no poison pill.

"Source: Governance Matters: An Empirical Study of the Relationship Between Corporate Governance and Corporate Performance (June 1991).

"Many institutional investors believe poison pills should be voted on by shareholders. At a minimum, many institutional investors believe that shareholders should have the right to vote on the need of such a powerful tool, which can entrench existing management.

"A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate.

"I believe the right for a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could restrict the rights of shareholders.

"ADOPT PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES IN 2000
SHAREHOLDER VOTE ON POISON PILLS
YES ON 8"

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

The Board of Directors believes that the action requested in this proposal is unnecessary and ill-advised. The Board of Directors has not adopted a shareholder rights plan (sometimes called a "poison pill") and has no present intention to adopt one. Circumstances could arise in the future, however, where the adoption of such a plan would be an important tool for protecting the interests of the Corporation's stockholders in compliance with the fiduciary duties of the Board of Directors. Requiring stockholder approval for the adoption of a rights plan would impede the ability of the Board of Directors to use such a plan for the benefit of stockholders when circumstances warrant.

Rights plans are designed to strengthen the ability of a board of directors, in the exercise of its fiduciary duties, to maximize shareholder value and protect stockholders from unfair and abusive takeover tactics. That is why more than 2,000 companies, including more than half of the companies in the S&P 500 Index, have adopted some type of rights plans.

Contrary to the proponent's suggestion, the ability to adopt a shareholder rights plan does not give a board of directors absolute veto power over any business combination. Rather, in upholding the legal validity of shareholder rights plans, the Delaware Supreme Court has made it clear that a board is required to act in accordance with its fiduciary duties in adopting and maintaining a rights plan. As a result, rights plans neither prevent unsolicited proposals from being made nor prevent companies from being acquired at prices that are fair and adequate. In fact, a study of takeover data from 1992 through 1996 by Georgeson & Company, a nationally recognized proxy solicitation and investor relations firm, found that the presence of a rights plan neither increased the likelihood of defeat of an unsolicited takeover proposal nor reduced the likelihood of a company becoming a takeover target. The same Georgeson & Company study found that the premiums paid to acquire companies with rights plans averaged eight percentage points higher than premiums for companies without such plans.

In recommending a vote against the proposal, the Board of Directors has not determined that a rights plan should be adopted by the Corporation. Any such determination would be made only after careful deliberation, in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties. In this regard, it should be noted that the Board of Directors consists of a majority of directors who are not employees of the Corporation, and that the Board is not staggered but is elected in its entirety annually.

The recommendation against the proposal is based on the Board's belief that it would not be wise to limit flexibility of the Board of Directors to act in the best interests of GM stockholders if circumstances arise in the future that would warrant the adoption of a rights plan.

The Board of Directors favor a vote AGAINST this stockholder proposal, Item No. 8. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>DEFA14A
<SEQUENCE>1
<FILENAME>defa14aproxyinfo052203.txt
<DESCRIPTION>SUPPLEMENTAL PROXY INFORMATION
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
Filed by the Registrant |X|
Filed by a Party other than the Registrant |_|

Check the appropriate box:
|_| Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only
(as permitted by Rule 14a-6(e)(2))
|_| Definitive Proxy Statement
|X| Definitive Additional Materials
|_| Soliciting Material Under Rule14a-12
GENERAL MOTORS CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X| No fee required

|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
1) Title of each class of securities to which transaction applies:

---

2) Aggregate number of securities to which transaction applies:

---

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

---

4) Proposed maximum aggregate value of transaction:

---

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

1) Amount Previously Paid:

---

2) Form, Schedule or Registration Statement No.:

---

3) Filing Party:

---

4) Date Filed:

<PAGE>
GENERAL MOTORS CORPORATION

SUPPLEMENTAL PROXY SOLICITING MATERIAL

IN CONNECTION WITH THE CORPORATION'S 2003 ANNUAL MEETING

SCHEDULED FOR JUNE 3, 2003

Stockholders of General Motors Corporation ("GM") entitled to vote at GM's 2003 Annual Meeting are asked to vote in support of the recommendations of the Board of Directors for the reasons set forth in the Proxy Statement which was distributed to stockholders together with the notice of the meeting and on the basis of the information provided below.

WE EMPHASIZE THE NEED TO CONSIDER GM'S PROGRESSIVE CORPORATE GOVERNANCE IN RELATION TO VOTING ON ITEM NO.S 6 AND 7

* * * * * * * * * * *

GENERAL STATEMENT REGARDING CORPORATE GOVERNANCE AT GM

A. For more than 10 years GM has maintained in policy and in practice a majority of independent directors (currently the Board has determined that only one of 10 (the Chairman & CEO) is not independent). "Independence" is defined by GM's By-Laws and in accordance with that definition determined annually by GM's full Board of Directors as to each member of the Board. The definition and process is consistent with the rules of the NYSE and those promulgated under Sarbanes-Oxley.

B. GM's Corporate Governance Guidelines were a model when first adopted and published nearly 10 years ago and they have been periodically updated on GM's website, including as recently as May 16, 2003, to demonstrate the commitment of GM's Board of Directors to maintaining up-to-date principles of governance reflecting the recent Sarbanes Oxley legislation and proposed NYSE governance guidelines.

C. Every Committee of GM's Board consists exclusively of independent directors.

<PAGE>

D. GM does not have a staggered board - all directors are elected annually

E. GM has confidential voting.

F. GM has no stockholder rights plan ("poison pill"). The Corporation's proxy statement indicates that if GM did adopt a stockholder rights plan it would include a TIDE provision (Three-year Independent Director Evaluation of retention or withdrawal of the plan), and on May 15, 2003, GM filed a statement with the SEC indicating that if GM's Board ever did adopt a poison pill it would be submitted to stockholder vote within 12 months.

G. GM stockholders do have the right to act by written consent.

H. GM has made available to its stockholders a description of the process by which they may submit director nominees (i.e., in Article 2.11 of GM's By-Laws, which are on GM's website - and annually in GM's Proxy Statement).

I. GM does not have an excessive number of directors. The Board's Governance Guidelines reflect the view that 10-14 is the optimum number of directors for GM.

J. GM's dual-class common stock capital structure is not the type of dual-class structure, which is abusive or otherwise disenfranchises any group of GM stockholders - with the structuring having been repeatedly approved by substantial majorities of both classes of GM common stockholders.

K. GM has announced the execution of definitive agreements among GM, Hughes and The News Corporation Limited, pursuant to which GM's dual-class common stock structure will be eliminated as a result of transactions in which Hughes would be split-off from GM and GM's Class H stockholders would receive Hughes common stock in exchange for their Class H stock (tax-free for U.S. Federal income tax purposes) and in exchange for some of those shares of Hughes, some American Depositary Receipts representing Preferred American Depositary Shares of The News Corporation Limited and or cash. The foregoing is subject to approval by GM stockholders, regulatory clearances and satisfaction of the terms of the definitive agreements between the parties as filed with the SEC and available on EDGAR.

L. GM has stated in its Proxy Statement the commitment of management to terminate all existing consulting engagements with Deloitte Consulting by year-end and to not initiate any new engagements with Deloitte Consulting.

M. GM's 2002 payments of fees to its independent auditor, Deloitte & Touche, included fees "other than audit, audit related and tax fees" which exceeded audit and audit related fees principally because consulting services were performed by Deloitte & Touche for Hughes which improved the accuracy and reliability of the process by which the number of subscribers to the DIRECTV service of Hughes is determined. That number is reported publicly by Hughes on a regular basis in conjunction with its earnings releases to provide a highly useful indicator of the business performance of DIRECTV to investors in Class H stock and the public markets. While that number is not an "audited" number, its significance to investors in GM common stock is deemed highly important and, thus, the consulting work was regarded as a true service to GM investors.

* * * * * * * * * * * * * *

<PAGE>

REVIEW OF THE PROPOSALS IN GM'S PROXY STATEMENT
IN LIGHT OF THE FOREGOING AND THE
POSITION STATEMENT OF GM IN THE PROXY STATEMENT

ITEM IN GM'S PROXY STATEMENT	MANAGEMENT RECOMMENDATION
1. Election of Directors Nominated by the Board.	Vote FOR The Election of ALL DIRECTORS

2. Board's Request that Stockholders Ratify the Selection of Deloitte & Touche as GM's Independent Public Accountants for the Year 2003. — Vote FOR

---

3. Stockholder Proposal That GM Employ An Accounting Consulting Firm That is Not a Spin-Off of the Accounting Firm Employed as GM's Independent Auditor. — Vote AGAINST

---

4. Stockholder Proposal That GM Provide Expanded Reporting on Greenhouse Gas Emissions. — Vote AGAINST

---

5. Stockholder Proposal to Require GM to Have an Independent Chairman Separate from the Chief Executive Officer. — Vote AGAINST

---

6. Stockholder Proposal to Require GM to Seek Stockholders' Approval Before It Adopts, Maintains or Extends any Poison Pill. — Vote AGAINST

---

7. Stockholder Proposal that GM Adopt Cumulative Voting. — Vote AGAINST

---

8. Stockholder Proposal that Directors on Key Board Committees Meet That Stockholder's Definition of Independence. — Vote AGAINST

---

9. Stockholder Proposal that GM Award Only Performance-Based Stock Options to Senior Executives and Directors. — Vote AGAINST

---

10. Stockholder Proposal that GM Appoint an Independent Auditor That Will Not Provide GM with Non-Audit Consulting Services. — Vote AGAINST

<PAGE>

LEGENDED IN ACCORDANCE WITH SEC REGULATION M-A

In connection with the proposed transactions relating to Hughes which are referred to above, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interest in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

</TEXT>
</DOCUMENT>

Transcript - 2001 Annual Meeting EXHIBIT D

Mr. Chevedden: This is a proposal to enhance the spin-off management of companies that are spun off from General Motors to retain the same high standards that General Motors has on corporate governance. CalPERS, a major pension fund, recommended a "yes" vote, significant because CalPERS is a leading proponent, an influential proponent, of good corporate governance. I, therefore, recommend a "yes" vote on this.

Mr. Smith: Thank you. The Board favors a vote against this proposal for the reasons given on page 33 of the Proxy Statement. 11.9 percent of the votes were cast for this proposal and 88.1 percent were against. Therefore, on a preliminary basis, this proposal is not approved. The meeting is now open for discussion on this proposal. Mr. Chevedden.

Mr. Chevedden: Yes, I just wanted to point out in the GM response here, it doesn't point out anything that, for instance, when Delphi was spun off, any enhancements they made were below the GM standard. But in the GM response here, it doesn't highlight any enhancements that were tailored for Delphi on corporate governance. And this is one-size-fits-all, but it seems as though that just means that we get a lower standard and, of course, Delphi stock is down and GM shareholders, unfortunately, were forced to take that stock, and so they have a lower stock value and lesser governance standards.

Mr. Smith: We will now move on to the next item.

Item No. 8 of the Order of Business is a stockholder proposal set forth on pages 33 and 34 of the Proxy Statement. I will now recognize the proponent, Mr. John Chevedden, to introduce the proposal at microphone number 3. John, you must be getting tired from reading all these.

Mr. Chevedden: Well, these are good topics. This is on the poison pill. This is a proposal that's won 57 percent shareholder approval at 24 major companies in the year 2000. And this ensures that the shareholders would have a voice in the poison pill, rather than the company or the Board just going ahead and unilaterally enacting a poison pill to potentially ward off a good bid for General Motors stock. With this strong vote among a large number of shareholders, I recommend this for the shareholders' consideration.

Mr. Smith: Thank you.

The Board favors a vote against this proposal for the reasons set forth on pages 34 and 35 of the Proxy Statement. 42.2 percent of the votes were cast for this proposal and 57.8 percent were against. Accordingly, on a preliminary basis, this proposal is not approved. The meeting is now open for discussion on this proposal.

Mr. Chevedden: I understand that General Motors put out a special solicitation to lower the vote on this. This is a very high vote, 42 percent. I believe that's probably the highest vote in recent memory at General Motors. Is that correct?

Mr. Smith: With regard to the vote?

Mr. Chevedden: To a shareholder proposal vote.

Mr. Smith: I'm not sure. We'd have to look at that.

Mr. Chevedden: And can you tell me how much General Motors spent on their special solicitation to try and lower the vote for this proposal?

Mr. Smith: I don't know of any money that was spent to lower the vote on this proposal.

Mr. Chevedden: Because there was a filing with the Securities and Exchange Commission on May 29.

Mr. Smith: Right, but we didn't spend any outside money to do anything.

Mr. Chevedden: So you had this letter, but there was no special forwarding of this letter to shareholders?

Mr. Smith: Not to my knowledge. I'll ask Tom Gottschalk to comment if he has anything to say.

Mr. Gottschalk: That's right. There was no mailing to stockholders. There were some telephone calls and conversations with some of the large institutional investors, but it was all done in-house and no special monies were spent on it.

Mr. Chevedden: So you tell me you made a special effort in regard to this specific proposal then to try and lower the vote?

Mr. Gottschalk: Consistent with the proxy, we did explain our position to various institutional investors with regard to our position on it, yes.

Mr. Chevedden: So there was a special effort focused on this one proposal?

Mr. Gottschalk: To that extent.

Mr. Smith: We will now move on to the next item.

Item 9 of the Order of Business is the stockholder proposal detailed on page 35 of the Proxy Statement. I will now recognize Mr. John Lauve to introduce the proposal at microphone number 2.

that sort of thing, and you need some reserves to protect the value of the stock. If you look at GM stock compared to other automotive stocks right now, it's a pretty good buy. Thank you.

Mr. Smith: Thank you. Microphone number 1.

Well then, we will move on to the next item.

Item 7 of the Order of Business is the stockholder proposal set forth on pages 29 and 30 of the Proxy Statement. I will now recognize Mr. John Chevedden to introduce the proposal at microphone number 3.

Mr. Chevedden: Yes. This is a proposal to have shareholder vote if our company decides to impose a poison pill. And this is a topic that our company resisted very strongly last year. It got a 41 percent shareholder vote, in spite of a rather intense company opposition to this topic last year. And the topic's not an outrageous topic. It's just to give shareholders a voice if our company decides to impose a poison pill.

The company did a special solicitation against this topic last year, and the company has ill-presented it in the proxy booklet here. It doesn't even have a title here in the proxy booklet. It was submitted with a title. The company has taken out bold text that was submitted with the proposal. Yet the company uses bold text in its opposition statement. So, by no stretch of the imagination was this a level playing field. And, also, I might point out that the shareholders that have access to both sides of this issue believe that they overwhelmingly support this vote – or this topic – and this topic has received, for instance, more than 70 percent shareholder approval at Occidental Petroleum in May of this year. And the recommendation that General Motors has – or the management of General Motors is generally at odds with most institutional investors. And these are the investors that have resources and staff to look at both sides of the topic. And for all of these reasons, I think that our company should at least allow a vote if it decides to impose a poison pill. Thank you.

Mr. Smith: Thank you. The board favors a vote against this proposal for the reasons set forth on pages 30 and 31 of the Proxy Statement.

39.5 percent of the votes were cast for this proposal and 60.5 percent were against. Accordingly, on a preliminary basis, this proposal is not approved.

The meeting is now open to discussion on this proposal. Microphone number 3.

Monitor: Mr. Chairman, Mr. Chevedden has another comment.

Mr. Smith: Mr. Chevedden, I would mention that you are over your time limit, so yo[u] remarks should be very brief.

Mr. Chevedden: Yes, I just wanted to – was there any solicitation this year?

Mr. Smith: Not to my knowledge.

Mr. Chevedden: Because the company was somewhat evasive last year about it. They started qualifying and backtracking on what they said that reading the transcript from last year's meeting.

Mr. Smith: Mr. Gottschalk.

Mr. Gottschalk: I don't know if my microphone's on.

Mr. Smith: It's on.

Mr. Gottschalk: Thank you. There were conversations this year, as there were last year, with certain institutional investors to explain our position as set forth in the proxy. It was not a solicitation in the normal use of that term, so if you sense some hesitancy, I don't want to endorse the notion there was solicitation. We, from time to time, will have conversations with institutional investors about certain proposals, either from management or from shareholders, and there was some conversation, I believe, this year as well as last year to explain, as summarized in the proxy material, what our position exactly is on the rights plan.

Mr. Chevedden: I might point out that the company statement here refers to Georgeson and Company survey, and I just wanted to point out that this is a company that caters to management interest and I don't think could be considered objective by any impartial observer.

Mr. Smith: Thank you. We will now move on to the next item.

Item 8 of the Order of Business is a stockholder proposal detailed on pages 31 and 32 of the Proxy Statement. I will now recognize Mr. John Chevedden to introduce this proposal at microphone number 3 on behalf of its proponent, Mr. Ray T. Chevedden.

Mr. Chevedden: And this is a proposal for directors to be paid in stock, and we pointed out earlier that two directors only own one thousand shares of stock, and we have this component in our compensation where directors get paid in stock options, and essentially that just allows them to play games with the stock – in a game that they can only win – a game that they cannot lose. And I think that our directors should receive compensation completely in stock in the company as an incentive to monitor its performance, especially as the

Transcript--2003 Annual Meeting:

Mr. Wagoner: Item number 6 of the Order of Business is a stockholder proposal set forth on pages 31 and 32 of the Proxy Statement. I will recognize the proponent, Mr. John Chevedden, to introduce the proposal at Microphone number 3. Mr. Chevedden.

Mr. Chevedden: Yes. This is a proposal to allow shareholder vote on any poison pill that the company should adopt in the future. This topic won more than 41% of the yes/no votes cast at both the 2001 and 2002 GM s. And this result was achieved in spite of our management's "vote no" solicitations in both 2001 and 2002. And I might also point out that this 41% vote speaks louder than the numbers indicate because we have significant voting here by State Street Bank & Trust and U.S. Trust Corporation, which account for 20% of the votes here, and I believe that these votes are with management.

And there's other reasons to show that the 41 and 42% underestimates the support because the topic of the proposal has been eliminated from the proxy booklet, and this is an illegal violation of Rule 14a-8 that requires that shareholder text be included. And in this case, it was excluded without getting any approval from the Securities and Exchange Commission. In addition, it's not a level playing field. When you cast your vote, you can call in or go on the Internet and just make one entry and vote everything in favor of management. There is no opportunity—you have to go and make ten entries to vote the shareholder proposals. There is no option here to simply—if there was a level playing field—you would simply have the opportunity of making one entry voting for management and the other entry to vote against management.

So, for all of these reasons, I believe that the votes in 2000 and 2001 underestimate the support that shareholders have for this topic. And, also, I think the directors realize that when a proposal gets over 40%, it's usually the people that are informed on the topic overwhelmingly support this topic because a lot of shareholders just place their confidence in the management. And I think that our directors are aware that the people that do, that know the issues here, are overwhelmingly in favor of this topic. Thank you.

Mr. Wagoner: Thank you, Mr. Chevedden. The Board favors a vote against this proposal for the reasons set forth on pages 32 and 33 of the proxy.

32.1% of the votes were cast for this proposal, 67.9% against. Accordingly, on a preliminary basis, this proposal fails to carry.

The meeting is now open for discussion on this proposal. One minute per turn. Anyone wish to speak?

Mr. Chevedden: Yes.

Mr. Wagoner: Mr. Chevedden.

Mr. Chevedden: Did the board conduct a "vote no" campaign this year on this proposal?

Mr. Wagoner: I could ask Mr. Gottschalk of any views on this—

Mr. Gottschalk: There was no board initiated campaign, Mr. Chevedden. We had one or two individuals comment on this with certain institutional investors, and, I believe, with ISS [Institutional Shareholder Services]. But it was typical dialogue that goes on with regard to shareholder proposals. There was no campaign to get out the vote or anything like that.

Mr. Chevedden: So what percent of the shareholdings were contacted in regard to this proposal?

Mr. Gottschalk: I don't have that figure, I'm sorry.

Mr. Chevedden: Do you have a ballpark on it.

Mr. Gottschalk: No, I don't.

Mr. Chevedden: Because I think you could give out that information.

Mr. Wagoner: Sorry, we don't have that information, Mr. Chevedden. We can get back to you.

Mr. Chevedden: And—

Mr. Wagoner: We know how to reach you.

Mr. Chevedden:	And the other question is, the shares voted by State Street Bank & Trust and U.S. Trust Corporation. Those votes are cast by the trustees?
Mr. Wagoner:	To the best of my knowledge, they are cast by trustees. Yes.
Mr. Chevedden:	So individual shareholders don't have any opportunity there to cast votes?
Mr. Wagoner:	I'm not sure what procedures they have.
Mr. Chevedden:	Because that, that's important, because that represents 20%.
Mr. Wagoner:	We'll get back to you on that, Mr. Chevedden.
Mr. Chevedden:	Enough of a swing to make this a majority vote.
Mr. Wagoner:	We'll get back to you on that and respond to your question. We just don't have the information here.
Mr. Chevedden:	I think the company should be prepared, I mean, to answer a question about 20% of how the shares voted.
Mr. Wagoner:	We—
Mr. Chevedden:	I think that if the company conducted a "vote no" campaign in 2001 and 2002, that it certainly had that answer in mind because the company wouldn't spend money unless it knew how a large block of shares would vote.
Mr. Wagoner:	I highlight that actually the votes cast for the proposal were significantly less this year than prior years, but we'd be glad to get back to you with that information.

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

The GM Board has established a track record of implementing stockholder value enhancement initiatives. Since early 1997, the Corporation has returned over $37 billion of capital to its GM $1⅔ stockholders, through stock buybacks, dividends, and distributions implementing spin-offs and split-offs of portions of GM's operations.

Paying cash dividends is an important element of this program but certainly not the only one. GM is focused on establishing a payout ratio for regular cash dividends that can be sustained in the long run so that we can reduce the number of downward adjustments that may be required during challenging periods in the ebb and flow of the economic cycle. GM believes that reducing volatility in its dividends is an important factor in maintaining stockholder value. GM's current annual dividend has been $2.00 per share since 1997.

In addition, when considering the appropriate dividend level, the Board reviews current and forecast global cash allocation and investments that are expected to result in higher value for our stockholders.

Finally, it is important to note that as of March 2002, GM stockholders benefit from one of the highest dividend yields among all stocks composing the Dow Jones 30 Index.

The Board of Directors favors a vote AGAINST this stockholder proposal, Item No. 6. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 7

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, owner of 50 shares of Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

This topic won 41% of the yes-no shareholder vote in 2001

General Motors shareholders request that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Why require a shareholder vote to adopt or maintain a poison pill?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for shareholders.

  Power and Accountability
  By Nell Minow and Robert Monks

- Shareholder right to vote on poison pill proposals won an overall 57% approval from shareholders at 24 major companies in 2000.

- This proposal topic won more than 50% shareholder yes-no votes from the Delphi Automotive Systems (GM-spinoff) shareholders in 2000 and 2001.

Negative Effects of Poison Pills on stock value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

A study by Professor John Pound of Harvard's Corporate Research Project found higher corporate performance when there was no poison pill.

Many institutional investors believe poison pills should be voted on by shareholders. At a minimum, many institutional investors believe that shareholders should have the right to vote on the need of such a powerful tool, which can entrench existing management.

A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate.

In my opinion, the right for a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could restrict the rights of shareholders.

GM at odds with institutional investors?

In reviewing our directors' stand on this proposal topic, and to other shareholder proposal topics on the 2002 ballot, it may be useful to ask whether our directors are at odds with the recommendation of some key institutional investors and influential proxy analysts. Our directors' at-odds stand was clear in previous elections. Often directors' arguments are not a balanced view of the pro and con arguments. They can be focused on only one side of the issue.

Evaluating the merits of shareholder proposals

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis — plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

Shareholders welcome more information

Shareholders welcome more information on the vote-no solicitation that our company conducted against this proposal in 2001. For some reason our company assigned valued staff to lobby shareholders to vote no on this topic. It is curious that our company would go to this length to influence the vote when there was no vote-yes campaign to react to.

Is our company friendly to shareholders beyond a superficial level

Our company went to the length of filling (*sic*) papers to entirely prevent shareholders from voting on this topic and 4 other topics at the annual meeting. This effort failed.

In the interest of shareholder value, vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
This topic won 41% of yes-no shareholder votes in 2001
YES ON 7"

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

The Board of Directors believes that the action requested in this proposal is unnecessary and ill-advised. The Board of Directors has not adopted a shareholder rights plan (sometimes called a "poison pill") and has no present intention to adopt one. Circumstances could arise in the future, however, where the adoption of such a plan would be an important tool for protecting the interests of the Corporation's stockholders in compliance with the fiduciary duties of the Board of Directors. Requiring stockholder approval for the adoption of a rights plan would impede the ability of the Board of Directors to adopt such a plan in a timely manner for the benefit of stockholders if circumstances warrant.

Rights plans are designed to strengthen the ability of a board of directors, in the exercise of its fiduciary duties, to maximize stockholder value and protect stockholders from unfair and abusive takeover tactics. That is why more than 2,000 companies, including more than half of the companies in the S&P 500 Index, have adopted some type of rights plans.

Contrary to the proponent's suggestion, the ability to adopt a shareholder rights plan does not give a board of directors absolute veto power over any business combination. Rather, in upholding the legal validity of shareholder rights plans, the Delaware Supreme Court has made it clear that far from having absolute discretion a board is required to act in accordance with its fiduciary duties in adopting and maintaining a rights plan. As a result, rights plans neither prevent unsolicited proposals from being made nor prevent companies from being acquired at prices that are fair and adequate. In fact, a study of takeover data from 1992 through 1996 by Georgeson & Company, a nationally recognized proxy solicitation and investor relations firm, found that the presence of a rights plan neither increased the likelihood of defeat of an



GENERAL MOTORS CORPORATION

Notice of Annual Meeting

April 18, 2002

Dear Stockholder:

You are invited to attend the annual meeting of stockholders of General Motors Corporation, which will be held at 9 a.m. local time on Tuesday, June 4, 2002, at the Hotel du Pont, 11th & Market Streets, Wilmington, Delaware. At the meeting, stockholders will vote upon the following matters:

- The election of directors for the next year;
- The ratification of the Board of Directors' proposal for the selection of independent public accountants for the next year;
- The incentive compensation program consisting of the 2002 Annual Incentive Plan, the 2002 Stock Incentive Plan, and the 2002 Long-Term Incentive Plan;
- Five stockholder proposals (if they are properly presented at the meeting).

If you were a record holder of Common Stock, $1⅔ par value ("Common Stock"), or Class H Common Stock, $0.10 par value ("Class H Common Stock"), at the close of business on April 5, 2002, you will be entitled to vote at the meeting. You have a variety of options as to how to vote by proxy. You can vote by Internet or telephone by following the instructions on your proxy card, or by mail by using the enclosed proxy card. Please see your proxy card or the information provided by your broker, bank, or other record holder for more information on these options. Please read the attached Proxy Statement carefully and submit your proxy with voting instructions as soon as possible. A list of stockholders entitled to vote at the meeting will be available for examination at the General Motors Corporation, Renaissance Center, Detroit, Michigan, for ten days before the meeting between 9 a.m. and 5 p.m., and at the Hotel du Pont during the annual meeting.

The annual meeting will include a report on the state of the business, and thereafter focus on electing directors, voting on the selection of independent public accountants, the 2002 incentive compensation program, stockholder proposals, and related discussion. After that, we will provide time for questions and comments.

If you plan to attend the meeting, please detach and retain the admission ticket that is attached to your proxy card. You may bring one guest to the meeting. If you hold your stock through a broker, bank, or other record holder, please bring evidence of ownership to the meeting and we will provide you with admission tickets. If you receive your annual meeting materials electronically and wish to attend the meeting, please follow the instructions provided for attendance. A form of government-issued photograph identification will be required to enter the meeting. To permit as many stockholders as possible to participate, only stockholders or their valid proxy holders may speak at the meeting.

In addition to the annual meeting, we hold regional stockholder forums. These meetings provide a less formal way for you to discuss General Motors business and related issues with top management. The time and location of these meetings will be announced in *Stockholder News* as well as on the Internet under "Calendar for Investors" at http://investor.gm.com.

If you vote by mail, please specify your choices by marking the appropriate boxes on the enclosed proxy/voting instruction card. If your vote is the same as the Board of Directors' recommendations, you do not have to mark any boxes. Just sign and date the proxy/voting instruction card and return it in the enclosed envelope.

Sincerely,



Secretary



Chairman

that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

Corporate governance experts have questioned how one person, serving as both Chairman and CEO, can effectively monitor and evaluate his or her own performance. Shareholders believe the current combination of chairman and CEO roles is a conflict of interest because one of the chairman's main functions is to monitor the CEO.

Peter Crist, Vice Chairman of Korn/Ferry International said separating the role of CEO and Chairman is healthy and a growing trend. Consolidating the two roles under one person sometimes leads to the "imperial CEO," Crist said. "When you aggregate all the power in one person, that's very difficult to check," he said.

Two-thirds of directors favor splitting the roles of chairman and CEO. This is a way to reform corporate operations and prevent business collapses like Enron. Source: McKinsey & Co. corporate governance survey.

Shareholders believe that an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

To ensure a check and balance oversight of our investment vote for an:

Independent Board Chairman
Yes on 5"

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Board believes that it would not be in the best interests of the Corporation and its stockholders to adopt a By-law requiring that an independent director serve as Chairman of the Board. The Board of Directors, a majority of whom are independent, has been, and continues to be, a strong proponent of independent leadership at the Board level. The Board fully recognizes that independence from management is a prerequisite to fulfilling its duty, as set forth in its Corporate Governance Guidelines, "to regularly monitor the effectiveness of management policies and decisions including the execution of its strategies." Further, the independent directors meet without management in executive session at least twice a year and comprise all six standing committees of the Board (effective May 2003). With regard to the question whether the Chairman and CEO roles should be separated, the Board's Corporate Governance Guideline 4 states:

> The Board should be free to make this choice any way that seems best for the Company at a given point in time. Therefore, the Board does not have a policy, one way or the other, on whether or not the role of the Chairman and Chief Executive should be separate or combined and, if it is to be separate, whether the Chairman should be selected from the non-employee directors or be an employee.

The Board values its flexibility to select, on a case-by-case basis, the style of leadership best able to meet the Corporation's needs based on individuals available and circumstances at the time. Amending the By-laws as proposed would deprive the Board of the flexibility to select a Chairman who at the time of the decision is the most qualified individual to lead the Board.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 5. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 6

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, owner of approximately 50 shares of Common Stock and approximately 270 shares of Class H Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

"This topic won an overall 60%-yes vote at 50 companies in 2002

Shareholders recommend that our company not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study conducted by Paul A. Gompers, Harvard Business School reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

The report states that an investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5% per year.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, decreasing the likelihood of bad things happening to a company. Since the 1980s Fidelity, an $800 billion mutual fund withheld votes for directors at companies that approved poison pills, *Wall Street Journal*, June 12, 2002.

This topic won more than 41% of the yes-no votes cast at both the 2001 and 2002 GM annual meetings. This result was achieved in spite of our management's vote-no solicitations in 2001 and 2002. Our management directed both negative solicitations to some of our largest shareholders. There was no vote-yes solicitation to respond to. Thus shareholders could question whether our management is interested in a level playing field.

Challenges Faced by our Company

I believe the challenges facing our company today are so great that we must vote for the best corporate governance principles to meet these challenges.

Challenges facing General Motors include:

1) GM stock hit a 10-year low since the 2002 annual meeting.
2) Hughes Electronics (GMH) stock fell 83% — from $47 in March 2000 to $8 in October 2002.
3) While Asian manufacturers like Honda and Nissan now hold just 24% of the light-truck and SUV market, it's doubtful they will be content to leave it at that.
4) GM loses money on every 0% car loan it offers.
5) Used car prices are tanking.
6) Foreign-owned vehicle capacity in the U.S. is expect to reach 5.4 million in 2008 — up from 1.9 million in 1990. Much of the new capacity is aimed at the one market segment where the big three made serious money in the 1990s — trucks.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $2 trillion, called for shareholder approval of poison pills. I believe our company should follow this recommendation.

Allow Shareholder Vote on any Poison Pill

This topic won an overall 60%-yes vote at 50 companies in 2002

Yes on 6"

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Board of Directors believes that the action requested in this proposal is unnecessary and ill-advised. The Board of Directors has not adopted a shareholder rights plan (sometimes called a "poison pill") and has no present intention to adopt one. Circumstances could arise in the future, however, which would make such a plan an important tool for protecting the interests of the Corporation's stockholders in compliance with the fiduciary duties of the Board of Directors. Under those circumstances, requiring stockholder approval before a rights plan could be adopted would interfere with the ability of the Board of Directors to act in the stockholders' best interests.

Rights plans are designed to strengthen the directors' ability, in compliance with their fiduciary duties, to protect stockholders from unfair and abusive takeover tactics and to maximize stockholder value. That is why



GENERAL MOTORS CORPORATION

Notice of Annual Meeting

April 17, 2003

Dear Stockholder:

You are invited to attend the annual meeting of stockholders of General Motors Corporation. It will be held at 9 a.m. local time on Tuesday, June 3, 2003, at the Hotel du Pont, 11th & Market Streets, Wilmington, Delaware. At the meeting, stockholders will vote upon the following matters:

- The election of directors for the next year;
- The ratification of the Board of Directors' proposal for the selection of independent public accountants for the next year;
- Eight stockholder proposals (if they are properly presented at the meeting).

If you were a record holder of Common Stock, $1⅔ par value ("Common Stock"), or Class H Common Stock, $0.10 par value ("Class H Common Stock"), at the close of business on April 4, 2003, you will be entitled to vote at the meeting. For this document, Common Stock and Class H Common Stock together will be referred to as "GM Stock." A list of stockholders entitled to vote at the meeting will be available for examination at General Motors Corporation, Renaissance Center, Detroit, Michigan, for ten days before the meeting between 9 a.m. and 5 p.m., and at the Hotel du Pont during the annual meeting.

The annual meeting will include a report on the state of the business, and thereafter focus on electing directors, voting on the selection of independent public accountants and stockholder proposals, and related discussion. After that, we will provide time for business-related questions and comments. If you plan to attend the meeting, please see the instructions on page 3.

In addition to the annual meeting, GM holds regional stockholder forums. These meetings provide a less formal way for you to learn about General Motors and discuss related issues with senior management. The time and location of these meetings are announced in *Stockholder News* as well as on the Internet under "Calendar for Investors" at http://investor.gm.com.

Please read the attached proxy statement carefully and submit your proxy as soon as possible. You have your choice of voting your proxy via the Internet, by telephone, or by completing and returning the enclosed proxy card.

Sincerely,

Nancy E. Polis
Secretary

John F. Smith Jr.
Chairman

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election. Additionally, once adopted any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest next shareholder election.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

I believe that if GM did not solicit large shareholders to vote against this proposal in 2001, 2002 and 2003 that there would be a more fair reading of the level of shareholder support. In 2001-2003 the level of support on this topic was as high as 42% based on yes and no votes cast. At minimum GM should provide to the proponent the names, addresses or telephone numbers of the large shareholders solicited.

Additionally it would help the fairness of the process if GM would allow the titles of shareholder proposals to be published at the beginning of each proposal. This was not allowed in 2003.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with no shareholder vote, is not a substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which supports this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

6 – Cumulative Voting

RESOLVED: Shareholders recommend that our Board of Directors increase shareholder-rights by adopting a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares owned, multiplied by the number of directors to be elected. Each shareholder may thus cast all such cumulated votes for a single candidate or multiple candidates.

Louis Lauve, 3900 Watson Place, N.W. 2G-B, Washington, DC 20016 submitted this proposal.

I believe cumulative voting increases the possibility of electing at least one director with a focused independent viewpoint. Cumulative voting is more likely to broaden the perspective of the Board, particularly in encouraging directors independent of management and help achieve the objective of the Board representing all shareholders.

This topic may receive increased support at GM this year. In 2004 mutual finds are expected to cast more ballots in favor of shareholder-rights, according to "Tossing Out the Rubber Stamp, Under SEC pressure, mutual funds are making waves in their proxy voting," *Business Week*, November 17, 2003. Under new SEC rules mutual funds will be required to disclose how they voted. Thus shareholder-rights proposals like this proposal may receive increased support.

"After years spent mostly in management's corner on issues of cooperate governance, a growing number of mutual funds are demanding that executives operate companies in shareholders' interest as well as their own."

Washington Post, Oct. 10, 2002

Cumulative voting provides a voice for minority holdings, while not interfering with the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by stockholders whose holdings are sufficiently large to elect at least one but not a majority of our Directors.

Our company, particularly in the post-Enron era, could benefit from an increased opportunity to elect one independent Director more focused on increasing shareholder-rights and making our board more accountable to shareholders. For example with cumulative voting shareholders could focus their votes on one director more interested in reforming the following practices which are contrary to a shareholder-rights perspective:

1) Our directors authorized the solicitation of large shareholders to vote against popular shareholder proposals.
2) No company requirement for an independent board chairman.
3) Our directors supported a stock incentive plan with excessive dilution compared to our peer companies.
4) No policy for full disclosure of (potentially compromising) philanthropic links of directors to our company.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – bringing an independent shareholder-rights perspective to board decisions.

Cumulative Voting

Yes on 6

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
General Motors Corp. (GM)
Joseph Giesey, Jr.
Solicitation Topic

Ladies and Gentlemen:

The company March 4, 2004 letter describes shareholder rebuttal text which the company apparently received in time to respond to. The company's persistent reference to one person's name in this 2-page letter gives the impression that the company is submitting an ad hominem diatribe. I believe this unprofessionalism harms the company credibility in this letter and in its March 5, 2004 letter on the poison pill proposal.

Sincerely,



John Chevedden

cc:
Joseph Giesey, Jr.
G. Richard Wagoner, Jr.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
General Motors Corp. (GM)
Joseph Giesey, Jr.
Solicitation Topic

Ladies and Gentlemen:

This is in rebuttal to the company no action request. The company claims that an election and election solicitation is ordinary business.

The company apparently submitted the incorrect date of its purported precedent International. Business Machines Corp. (December *19*, 2002). Furthermore this lead-off company case is on written commitments to employees and appears entirely unrelated to the shareholder proposal topic submitted to the company.

International. Business Machines Corp. (December *18*, 2002)
A shareholder proposal, which directs this company to honestly and forthrightly review employee claims of bias and discrimination regardless of the employee's status and to adopt a policy and business practice to honor any written commitments from the company's executives that such reviews will take place, may be omitted from the company's proxy material under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or as designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other security holders at large.

Another purported company precedent appear to address a different topic, FirstEnergy Corp. (February 26, 2001)
A shareholder proposal, which recommends that this company include the complete text of shareholder resolutions in any additional requests for shareholder votes and that the company disclose the costs of these requests in its quarterly and annual report to shareholders, may be omitted from the company's proxy material under rule 14a-8(i)(7).

The company then repeats a laundry list of nearly identical proposals for a purportedly related issue of a special board of directors office. This proposal does not call for a special board of directors office.
CheckFree Corp. (Sept. 8, 2003)

Comverse Technology, Inc. (Sept. 8, 2003)
PeopleSoft, Inc. (March 14, 2003)
A shareholder proposal, which requests that this company's board of directors establish an office of the board of directors to enable direct communication between non-management directors and shareholders, may be omitted from the company's proxy material under rule 14a-8(i)(7).

According to the fallacious company argument once a shareholder submits a rule 14a-8 governance proposal the shareholder then purportedly becomes a grievant. And then any other shareholder who has a governance proposal related in some way to another governance proposal also purportedly becomes a grievant. And then inscrutably the second "grievant" can be targeted to be excluded from the proxy for his proposal somehow related to the first proposal.

According to the company claim any proponent with rule 14a-8 proposal text, which referenced corporate governance supported by another proponent, would then be purportedly advocating the grievance of another proponent and thus subject to exclusion.

Furthermore the company claim introduces a potential domino impact. For instance, certain key governance proposals are related to each other. For example, annual election of each director, poison pill and simple majority vote topics can each be related to the company response to a bid for company stock. Thus acceptance of the company argument could limit independent shareholders from submitting key governance proposals due to the potential domino impact of the company "grievance" theory.

All shareholders benefit from improved governance
The company has not established a basis for a corporate governance proposal to be a grievance claim. Corporate governance issues impact all shareholders in the same manner. The company does not explain how one shareholder can benefit disproportionately compared to other shareholders from improved corporate governance policies.

Not Ordinary Business
The conduct of the company's elections are not ordinary business. The company has provided no precedent that the conduct of company elections and election solicitations are ordinary business.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,



John Chevedden

cc:
Joseph Giesey, Jr.
G. Richard Wagoner, Jr.

3 – Equal Solicitation of Shareholder Votes

RESOLVED: Shareholders request that if GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission, that the company provide the same list with complete contact information to the proponents of the shareholders proposals which the GM solicitation targets. The title of this proposal which was submitted at the beginning of the proposal is "Equal Solicitation of Shareholder Votes." [The previous sentence is not intended to be redundant.]

I believe this propsal will provide for a more fair reading of shareholder support of GM shareholder proposals. Our directors and management have an advantage if they oppose shareholder proposals. They can hire proxy solicitors at shareholder expense. Proxy solicitors are much more capable of determining the key voting decision-makers at the largest GM shareholders than shareholders are.

If the proponents had this same list directors and management would still have an advantage in hiring professionals who are skilled at promoting proxy voting issues. But I believe that the shareholder proponents would then have at least a fighting chance of getting their message to the key voting decision-makers.

Equal Solicitation of Shareholder Votes
Yes on 3



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

March 4, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to a February 7 letter of John Chevedden (Exhibit A) responding to GM's January 30 request for a no-action letter to omit a stockholder proposal submitted nominally by Joseph L. Giesey, Jr.

GM's copy of Mr. Chevedden's February 7 letter was postmarked February 19 and received by the Chief Executive Officer on February 27. We note that Mr. Chevedden apparently sent his letter to the SEC via Airbill, but sent GM's copy by ordinary mail directed to the CEO, although he has corresponded for several years directly with the Corporate Secretary or me almost exclusively by fax. Question 11 of Rule 14a-8 instructs proponents to send the company a copy of any response they make to SEC. Since Mr. Chevedden sent GM's copy differently from his communication with the SEC and from his usual way of communicating with GM, it is evident that he intended to delay GM's copy to interfere with our ability to respond to his arguments. Mr. Chevedden has disregarded this requirement previously, by sending GM's copy of his response letter to the SEC by much slower means than he used with the SEC. See General Motors Corporation (April 3, 2002). Each year Mr. Chevedden submits many stockholder proposals to General Motors and to other corporations, and I believe he has no excuse for flouting the requirements of the proxy rules.[1]

Mr. Chevedden's letter correctly states the date of the IBM no-action letter—December 18, 2002—to which GM intended to refer. In IBM, the Staff recognized that a proposal can be omitted as relating to a personal grievance, even where the grievance may not be related to the proponent, but to an associate of the proponent. GM's reasoning, pace Mr. Chevedden, is not that any stockholder proponent should be regarded in the future as a grievant, but that in this specific case, Mr. Chevedden—the author of the proposal and the agent for the proponent with

[1] Please note that at the same time Mr. Chevedden followed the same process with two response letters to the SEC regarding a proposal submitted in his own name to General Motors.

comprehensive powers—has repeated demonstrated his personal interest in the topic of the proposal, which stems directly from his own experience with GM. Mr. Chevedden personally and through surrogates has submitted dozens of other stockholder proposals related to corporate governance to GM; GM has never advanced the broad-brush argument that Mr. Chevedden suggests.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John Chevedden



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

March 4, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to two letters dated February 7 and February 14 of John Chevedden (Exhibit A) responding to GM's January 30 request for a no-action letter to omit a stockholder proposal submitted nominally by Joseph L. Giesey, Jr.

GM's copies of both letters were postmarked February 23 and received by the Chief Executive Officer of General Motors on February 27. We note that Mr. Chevedden apparently sent his letter to the SEC via Airbill, but sent GM's copy by ordinary mail directed to the CEO, although he has corresponded for several years directly with the Corporate Secretary or me almost exclusively by fax. Question 11 of Rule 14a-8 instructs proponents to send the company a copy of any response they make to SEC. Since Mr. Chevedden sent GM's copy differently from his communication with the SEC and from his usual way of communicating with GM, it is evident that he intended to delay GM's copy to interfere with our ability to respond to his arguments. Mr. Chevedden has disregarded this requirement previously, by sending GM's copy of his response letter to the SEC by much slower means than he used with the SEC. See General Motors Corporation (April 3, 2002). Each year Mr. Chevedden submits many stockholder proposals to General Motors and to other corporations, and I believe he has no excuse for flouting the requirements of the proxy rules.[1]

Unlike the policies regarding stockholder approval of poison pills adopted by the companies that received no-action letters in the cases cited in GM's original no-action request, General Motors' policy provides an additional opportunity for stockholder participation. Like those companies, GM requires prior stockholder approval of a poison pill unless "under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders to adopt a rights plan without the delay in adoption that would

[1] Please note that at the same time Mr. Chevedden followed the same process with a response letter to the SEC regarding a proposal submitted in the name of Joseph Giesey to General Motors.

come for the time reasonably anticipated to seek a stockholder vote". In addition, GM is committed to submitting any poison pill thus adopted by the Board for a stockholder vote within 12 months of adoption.

Contrary to Mr. Chevedden's assertion the policy does not state that this would be a non-binding vote. Moreover, Mr. Chevedden's vehement opposition to this portion of the policy is based, oddly, on the impracticality of holding a special meeting for stockholders to approve a poison pill after it is adopted by the Board. Without the fiduciary out provided in the policy adopted by GM and the other cited companies, however, a board that is faced with a takeover attempted and believed that a poison pill would be beneficial to the corporation would have no choice but to call a special stockholder meeting to vote on the poison pill. It is because calling a special meeting can be impractical—particularly under the time pressure of a pending takeover bid—that the fiduciary out is necessary under Delaware corporate law to preserve the board's ability to act in the corporation's best interest. In contrast, GM's policy requiring a stockholder vote within 12 months after the board is forced to adopt any poison pill makes it very probable that stockholders will be able to vote on the issue at the regularly scheduled annual meeting, so that the expense and distraction of a special stockholder meeting can be avoided.

Mr. Chevedden's comments suggest that, in spite of his advocacy of this proposal for many years, he has not considered the practical consequences of requiring stockholder approval of a poison pill in the likeliest context—a takeover attempt. Because the directors of a Delaware corporation must be free to respond in the best interest of the corporation and its stockholders under those circumstances and because the desirability of adopting a defensive tactic like a poison pill cannot be determined except in the context of a specific offer, Delaware law requires the one exception to the proposed policy that GM, like other companies, has made. The further requirement of subsequent stockholder approval within one year is consistent with the intention of the proposal and should not provide grounds for determination that the proposal is not moot, and therefore excludible under Rule 14a-8(i)(10).

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John Chevedden

FACSIMILE COVER SHEET
GENERAL MOTORS LEGAL STAFF

DATE: *3/4/04* *NUMBER OF PAGES: 5*
(including cover sheet)

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME: *Grace Lee*

FROM: *Anne T. Larin*

PHONE: *313/665-4927* *FAX: 313/665-4978*

If transmission is not complete, please call Tia at 313/665-4925 (on the GM Network, 8/255-4924).

Today my office received response letters sent by John Cehvedden to the SEC dated February 7 and February 14 regarding proposals submitted by Joseph Giesey and him. Because of the long delay and because the SEC is responding now to GM's January 30 no-action requests, I am faxing my responses to the SEC and you. I will also send hard copies of the correspondence by overnight mail.

I have informed Mr. Chevedden that his tactic of interfering with GM's ability to respond promptly to your communications with the SEC is disappointing in someone who advocates fair play so ardently, not to mention compliance with the law.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 30, 2004

The proposal requests that if "GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission that the company provide the same list with complete contact information to the proponents of the shareholder proposals which the GM solicitation targets."

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations (i.e., provision of additional proxy solicitation information). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,



Michael R. McCoy
Attorney-Advisor